UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	FOR ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number 001-08454

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ACCO Brands Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ACCO Brands Corporation

300 Tower Parkway

 Lincolnshire, IL 60069

Financial Statements and Exhibits:

(a)               Financial Statements:

ACCO Brands Corporation 401(k) Plan

Report of Independent Registered Public Accounting Firm.

Statement of Net Assets Available for Benefits as of December 31, 2007 and 2006.

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007.

Notes to Financial Statements.

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007.

(b)              Exhibits:

23.1	Consent of Independent Registered Public Accounting Firm — Crowe Chizek and Company, LLC

ACCO BRANDS CORPORATION 401(k) PLAN

Lincolnshire, IL

FINANCIAL STATEMENTS

December 31, 2007 and 2006

ACCO BRANDS CORPORATION 401(k) PLAN

Lincolnshire, IL

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Plan participants of the

ACCO Brands Corporation 401(k) Plan

ACCO Brands Corporation

Lincolnshire, Illinois

We have audited the accompanying statements of net assets available for benefits of the ACCO Brands Corporation 401(k) Plan (“the Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois

June 25, 2008

ACCO BRANDS CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	December 31,
	2007	2006
ASSETS
Investments, at fair value:
Investment in ACCO Brands Corporation 401(k) Plans Master Trust (Notes 2 and 7)	$—	$148,453,781

Other investments (Note 1):
Stable Value Fund	27,171,701	—
Mutual funds	200,075,777	—
Pooled separated accounts	—	54,632,927
Guaranteed Income Fund	—	15,162,145
Common stock	2,530,957	2,535,479
Participant loans	4,514,634	2,229,839
	234,293,069	74,560,390
Contributions receivable:
Participant	374,637	—
Employer	347,199	—
Total contributions receivable	721,836	—

Net assets reflecting all assets at fair value	235,014,905	223,014,171

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(155,051)	132,113

NET ASSETS AVAILABLE FOR BENEFITS	$234,859,854	$223,146,284

See accompanying notes to financial statements.

ACCO BRANDS CORPORATION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2007

Additions to net assets attributed to:
Net investment gain from the ACCO Brands Corporation 401(k) Plans Master Trust	$12,528,320

Net depreciation in fair value of investments	(8,118,800)
Dividend and Interest Income	10,666,760

Contributions:
Participant	11,964,526
Employer	6,356,625
Rollovers	633,050

Total additions	34,030,481

Deductions from net assets attributed to:
Benefits paid to participants	22,379,600
Administrative fees	52,807

Total deductions	22,432,407

Increase in net assets prior to transfers in	11,598,074

Transfers to the Plan (Note 1)	115,496

Net increase	11,713,570

Net assets available for benefits
Beginning of year	223,146,284

End of year	$234,859,854

See accompanying notes to financial statements.

ACCO BRANDS CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the ACCO Brands Corporation 401(k) Plan (“the Plan”) is provided for general information purposes only.  For a complete description of the Plan, participants should refer to the specific provisions of the Plan document or to the Prospectus/Summary Plan Description, each of which is available from the plan administrator at 300 Tower Parkway, Lincolnshire, Illinois 60069.

General:  ACCO Brands Corporation (“the Company” or “ACCO”) established the Plan as of August 16, 2005, in order to provide for participation by certain employees of ACCO, ACCO Brands USA LLC, or Day-Timers, Inc. who are paid on a salaried, hourly or commission basis.  Hourly employees at the Boone facilities of ACCO Brands USA LLC, employees covered by a collective bargaining agreement, and General Binding Corporation (“GBC”) employees were not eligible to participate during 2006 and 2005.  Pursuant to the merger of two GBC plans (discussed below) into the Plan effective December 31, 2006, GBC employees became eligible to participate in the Plan on January 1, 2007.  Employees scheduled to work twenty hours or more per week are immediately eligible to participate.  Employees scheduled to work less than twenty hours per week are eligible after one year of service as defined by the Plan.

The Plan was amended effective January 1, 2006, to: (1) provide for participation without a break in coverage for approximately 168 employees of GBC who became employees of the Company effective January 1, 2006; (2) provide for a transfer of the assets and liabilities of the affected GBC employees from the General Binding Corporation 401(k) Retirement Savings Plan (“GBC 401(k) Plan”) to this Plan; and (3) provide full credit for service earned under the GBC 401(k) Plan for the affected GBC employees.  Transfers to the Plan made pursuant to this amendment aggregated $14,040,381.

Effective the close of business December 31, 2006, the GBC 401(k) Plan and the General Binding Corporation 401(k) Plan for Booneville, Mississippi Employees were merged into this Plan.  The aggregate value of the assets transferred was $74,560,390.  As of December 31, 2006, these assets were held by Prudential Retirement Insurance and Annuity Company, on behalf of the Plan, but in January 2007, were transferred to Fidelity Management Trust Company.

Effective January 1, 2007, the Plan was amended to: (1) provide for participation without a break in coverage for employees of GBC; (2) provide full credit for service earned under former GBC 401(k) Plans for employees of GBC as of January 1, 2007; (3) adopt a Safe Harbor plan structure; (4) add new regulation hardship distribution categories for funeral expenses and expenses of casualty repairs to a principal residence; (5) conform the plan to required technical regulations; (6) allow loan repayments after termination of employment; and (7) reinstate matching contribution year-end “true-up.”

(Continued)

ACCO BRANDS CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Effective close of business August 31, 2007, the ACCO Brands Corporation 401(k) Plan for Certain Hourly Employees was merged into this Plan.  The value of the assets transferred was $115,496.

The Plan is a defined contribution plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Through August 31, 2007, the assets of the Plan were included in a pool of investments known as the ACCO Brands Corporation 401(k) Plans Master Trust (“the Master Trust”), along with the assets of the ACCO Brands Corporation 401(k) Plan for Certain Hourly Employees with the exception of a grouping of other investments transferred to and held by the Plan as of December 31, 2006 pursuant to the merger of the two GBC plans into the Plan.  These assets were then transferred into the Master Trust early January 2007.  The Master Trust investments were administered and held by the Fidelity Management Trust Company.  Once the ACCO Brands Corporation 401(k) Plan for Certain Hourly Employees was merged into the Plan effective August 31, 2007, the Master Trust was dissolved.  Fidelity Management Trust Company serves as trustee of the Plan and performs certain recordkeeping and administrative functions for the Plan.

Significant features of the Plan are as follows:

Contributions:   Each participant may elect to contribute on a pre-tax basis up to 50% of eligible compensation.  A participant’s pre-tax contributions may not exceed the dollar amount provided by the Internal Revenue Code (“the Code”), which was $15,500 and $15,000 in 2007 and 2006, respectively.  In addition, participants over 50 years of age may elect up to 25% of eligible compensation as an additional unmatched, pre-tax catch-up contribution which was limited by the Code to $5,000 in 2007 and 2006, respectively.

The Plan also permits each participant to make after-tax contributions to the Plan.  However, total pre-tax and after-tax contributions may not exceed 50% of the participant’s total eligible compensation.

In addition to the ability to make simultaneous tax deferred and after-tax contributions, the Plan also allows for a participant’s contributions to automatically continue on an after-tax basis once the pre-tax contribution limit has been reached for that year.  Participants who elect to continue  contributing to the Plan on an after-tax basis, will contribute at the same pre-tax contribution percentage that was in effect when the limit was reached for that year.  In determining the amount of pre-tax and after-tax contributions allowed under the Plan, annual compensation limits are imposed by the Code.

(Continued)

ACCO BRANDS CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

New hires who do not decline enrollment in the Plan within 60 days after first becoming eligible to join the plan, will be automatically enrolled in the Plan and a pre-tax contribution of 3% will be deducted from the participant’s pay and invested in the Fidelity Freedom Fund (applicable from January 1, 2006 through October 31, 2006) or the T. Rowe Price Retirement fund (applicable on and subsequent to November 1, 2006) designed for the participant’s age group.

The Company contributes on behalf of each eligible participant, an amount equal to 100% of the first 3% and 50% of the next 3% of the participant’s contribution up to 6% of eligible compensation.  The amount of any Company matching contributions is subject to certain limitations of the Code.  Effective January 1, 2007, the Plan is a safe harbor 401(k) plan.  Company safe harbor matching contributions made to participant accounts are 100% vested and nonforfeitable.  Company matching contributions (non-safe harbor) made in years before 2007 remain subject to the vesting requirements under the Plan.

The Plan permits the acceptance of an account balance from another tax-qualified plan or certain individual retirement accounts by means of a direct rollover.

Participant Accounts:  Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution, (b) the Plan’s earnings, and (c) administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Investment Elections:  Participants direct the investment of their account balance into various investment options offered by the Plan.  Except as may be limited by policies concerning excessive short-term trading, each participant can change the investment percentages or transfer all or part of his/her account from one fund to another on a daily basis.  Effective December 29, 2006, the Fortune Brands Stock Fund and Gallaher Stock Fund were eliminated as investment options under the Plan.  The Plan currently offers, in addition to the ACCO Brands Stock Fund, which consists of ACCO Brands Corporation common stock and cash equivalents, the Prudential Stable Value Fund, and various other mutual funds as investment options for participants.

Vesting:  Participants are always 100% vested in their own contributions as well as any investment earnings on those contributions.  Company safe harbor contributions are 100% vested immediately.  100% vesting in the Company (non-safe harbor) matching contributions, as well as any investment earnings attributable to Company (non-safe harbor) matching contributions, occurs after one year of service.  In addition, participants become 100% vested in the Company (non-safe harbor) matching contributions upon the earlier to occur of:  involuntary termination; permanent disability; age 65; death; or plan termination.

(Continued)

ACCO BRANDS CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Participant Loans:  Participants may borrow from their fund accounts up to a maximum of the lesser of 50% of their vested account balance or $50,000.  The minimum loan amount is $1,000.

Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months.  The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence.  Principal residence loans must be repaid within ten years.  No more than one home residence loan and one loan for any other purpose may be outstanding at any time.

A new loan cannot be applied for until the prior loan is repaid in full.  Each loan bears a rate of interest equal to the prime rate as of the last business day of the prior month at the time the loan is made, as published on the internet site of the Federal Reserve Bank.  Each loan must be collateralized by a portion of the participant’s account balance and documented by a written obligation payable to the trustee which is invested in the loan fund.  Repayment is made by payroll deduction.  Loan repayments are invested in accordance with the participant’s investment election in effect at the time of repayment.  A one-time loan setup fee of $50 is paid by the participant and is deducted from the participant’s account at the time the loan is processed.

Forfeitures:  Company contributions forfeited by nonvested terminated participants are retained by the Plan and used to reduce subsequent Company contributions.  If a terminated participant returns to the Plan within a specified period of time (generally 5 years), the participant’s previously forfeited amount will be reinstated to the participant’s account.

Distributions and Withdrawals:  Benefits are payable from a participant’s account under the Plan’s provisions, upon a participant’s death, retirement or other termination of employment in a lump sum or in installment payments.  The Plan also permits withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan or after the attainment of age 59-1/2.  Distributions and withdrawals are recorded when paid.

Plan Termination:  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and the Board of Directors of ACCO Brands Corporation may terminate the Plan at any time subject to the provisions of ERISA and its related regulations.  In the event of the Plan’s termination, participants will become 100% vested in their accounts.

(Continued)

ACCO BRANDS CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition:  The Plan’s investments are stated at fair value.   The Plan’s investment in the Master Trust, held at December 31, 2006, was presented at estimated fair value, which was determined by the Trustee based on the fair value of the underlying investments of the Master Trust.  Shares of common stock and mutual fund investments are determined based upon quoted market prices.  Pooled separate accounts, held at December 31, 2006, were valued at fair as determined by the custodian based on the underlying investments.  The non-benefit responsive guaranteed account, held at December 31, 2006, was reported at fair value, which approximated contract value.  Loans to participants are stated at cost, which approximates fair value.

The Plan’s investments include a synthetic investment contract referenced as the Stable Value Fund which consists of an investment in a common collective trust fund and a wrapper contract with an insurance company. The fair value of the interest in the common collective fund is based upon the applicable per unit net asset value reported in the audited financial statements of the fund.  The fair value of the associated wrapper contract is based upon a comparison of the cost of the wrapper and current re-bid prices for a similar wrapper contract as of the financial statement date.  The value of the wrapper was determined to be zero at December 31, 2007 and 2006.

While Plan investments are presented at fair value in the Statement of Net Assets Available for Benefits, the difference between the fair value of the Plan’s direct interest in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the Statement of Net Assets Available for Benefits.  Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds a direct interest in such contracts.

At December 31, 2006, net assets available for benefits reflected the Plan’s interest in the contract value of the Prudential Stable Value Fund held in the Master Trust, because the Plan’s allocable share of the difference between the fair value and contract value for this investment was presented as a separate adjustment in the Statement of Net Assets Available for Benefits.

Dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recorded on a trade-date basis.

(Continued)

ACCO BRANDS CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Plan records investment income (loss) from the Master Trust (including interest, dividend, net unrealized and realized gains and losses) based upon each plan participant’s ownership in the underlying investments comprising the Master Trust.

Administrative Expenses:  Investment management expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts.  Transaction charges (for loan and certain benefit payment transactions), short-term trading fees, and certain recordkeeper fees are paid by the Plan by reducing the balances of those participants initiating the transactions.  Certain fees incurred in the administration of the Plan, such as audit and legal fees, have been paid by the Company.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect certain amounts reported in the financial statements and disclosures, and actual results could differ from those estimates.

Risks and Uncertainties:  The Plan invests in registered investment companies and various other securities.  The Plan also invested in common stock and pooled separate accounts as a result of the assets transferred into the Plan effective December 31, 2006.  These investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Payments of Benefits:  Benefits are recorded when paid.

Effect of Newly Issued But Not Yet Effective Accounting Standards:  In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). The statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 for all financial assets and liabilities and any other assets and liabilities that are recognized or disclosed at fair value on a recurring basis.  For nonfinancial assets and liabilities, SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2008.  Plan management does not expect the adoption of this Statement to have a material effect on the Plan’s net assets available for benefits and changes in net assets available for benefit.

(Continued)

ACCO BRANDS CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159).  This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value.  It also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities.  The Statement does not: (a) affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value; (b) establish requirements for recognizing and measuring dividend income, interest income, or interest expense; or (c) eliminate disclosure requirements included in other accounting standards.  The Statement is effective as of the beginning of the first fiscal year that begins after November 15, 2007.   The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

NOTE 3 - TAX STATUS

On January 31, 2007, the plan administrator submitted the Plan and any amendment thereto to the Internal Revenue Service (“IRS”) in accordance with IRS procedures to request a favorable determination letter as to the Plan’s qualified status under applicable sections of the Code.  Although the Plan has not yet received a favorable determination letter, the plan administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Code.  Therefore, they believe that the Plan is qualified and the related trust is tax exempt as of the financial statement date.

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  ACCO Brands Corporation pays certain professional fees for the administration and audit of the Plan.

Certain Plan investments are shares of registered investment companies (mutual funds) managed by Fidelity Investments, an affiliate of Fidelity Management Trust Company.  Fidelity Management Trust Company is the trustee as defined by the Plan.   Accordingly, these investments qualify as party-in-interest investments.  Fees paid by the Plan in 2007 to Fidelity of $14,585 qualify as party-in-interest transactions.  The investment in ACCO Brands Corporation common stock (“ACCO stock”) is also a party-in-interest investment.  At December 31, 2007 and 2006, the value of the ACCO stock held by the Plan Trust was $2,456,088 and $4,170,319, respectively, and the number of shares held was 153,122 and 157,548, respectively.

(Continued)

ACCO BRANDS CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE 4 - PARTY IN INTEREST TRANSACTIONS (Continued)

As of December 31, 2006, the Plan also held assets managed by Prudential Retirement Insurance & Annuity Company and Prudential Bank and Trust, F.S.B.  Prudential was the custodian of the assets and, therefore, these investments qualify as party-in-interest investments.

Participants in the Plan are permitted to borrow funds from their vested balance as described in Note 1.  These transactions qualify as party-in-interest transactions.

NOTE 5 - INVESTMENTS

The fair value of the Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	December 31,
	2007	2006
Investment in ACCO Brands Corporation 401(k) Plans Master Trust	$—	$148,453,781
Prudential Retirement Ins Guaranteed Income Fund	—	15,162,145
Morgan Stanley Inst. Fund Trust Core Plus	14,899,591	—
Vanguard Institutional Index Fund	20,319,060	—
T. Rowe Price Capital Appreciation Fund	32,040,647	—
Royce Value Plus Fund – Service Class	21,874,154	—
Fidelity Contrafund	27,183,761	—
Fidelity Diversified International Fund	21,757,141	—
Prudential Institutional Enhanced Index Fixed Income Fund (Contract value: 2007 – $27,016,650)	27,171,701	—

During the period January 1, 2007 through August 31, 2007, the Plan’s net investment gain from its Master Trust investment was $12,528,320 (including gains and losses on investments bought and sold, as well as held, plus interest and dividends).

During the period September 1, 2007 through December 31, 2007, the Plan’s investments depreciated in value by $8,118,800 (including gains and losses on investments bought and sold, as well as held, plus interest and dividends) and were as follows:

Description of Investment:
Mutual funds	$(7,102,403)
ACCO Brands Corporation Common Stock	(1,016,397)
Net depreciation in fair value of investments	$(8,118,800)

(Continued)

ACCO BRANDS CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE 6 - INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan holds a fully-benefit responsive synthetic investment contract, referenced as the Stable Value Fund,  which consists of units of participation in the Institutional Enhanced Index Fixed Income Fund (a common collective trust fund) managed by Prudential Trust Company and a wrapper contract issued by Prudential Insurance Company of America.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments from the Stable Value Fund at contract value due to the contract value guarantee provided to the Plan under the wrapper contract.  There are no reserves against the contract value for credit risk of the Issuer or otherwise.

There are no events that limit the ability of the plan to transact at contract value as long as the contract remains in force.  The investment contract does specify events which may result in a termination.  Such events include plan termination or merger, early retirement incentive, layoffs, etc.  Termination of the contract would cause distributions to be payable at fair value. Currently, management believes that the occurrence of an event that would cause the plan to transact contract distributions at less than contract value is not probable.

The crediting interest rate of the contract is based upon an agreed-upon formula with the issuer, as defined in the contract agreement, but cannot be less than zero.  The interest rates are reviewed on a semi-annual basis for resetting per the contract.  The gain or loss in the fair value of the investment contract relative to its contract value, is reflected in the Statement of Net Assets Available for Benefits as Adjustment for fair value to contract value for fully benefit-responsive investment contracts.  The key factors that influence future interest crediting rates could include the following:  the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts.

	2007	2006
Average contract yield:
Based on annualized earnings (1)	4.86%	5.34%
Based on interest rate credited to participants (2)	4.94%	5.35%

(1)   Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contracts’ investments on the same date.

(2)   Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contracts’ investments on the same date.

ACCO BRANDS CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE 7 - MASTER TRUST INFORMATION

Through August 31, 2007, a portion of the Plan’s investments were in a Master Trust.  The Plan’s trust agreement permits the commingling of the Plan’s assets with those of the ACCO Brands Corporation 401(k) Plan for Certain Hourly Employees in the Master Trust.  The Trustee determines the Plan’s proportionate share of trust assets and related changes in trust assets, as described in Note 2, and such amounts are reflected in the Plan’s statements of net assets available for benefits and changes in net assets available for benefits.

The Master Trust was trusteed by Fidelity Management Trust Company.  The Plan’s interest in the total investment assets of the Master Trust was approximately 99.9% at December 31, 2006.

The following table presents the net assets held in the Master Trust, including the fair value of investments, and the contract value adjustment, as applicable, pertaining to the fully benefit-responsive synthetic investment contract held in the Master Trust at December 31, 2006:

December 31,
2006
Non-interest-bearing cash	$4,429
Investments at fair market values, based on quoted market prices:
ACCO Brands Corporation common stock	1,634,840
Registered investment companies	132,286,891

Investments at estimated fair value:
Common collective trust	12,531,398
Wrapper contract	—
Interest bearing cash	42,096
Participant loans	2,073,361

Total investments	148,568,586

Interest and dividends receivable	225

Net assets reflecting all assets at fair value	148,573,240

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	132,113

Net assets held by the Master Trust	$148,705,353

(Continued)

ACCO BRANDS CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE 7 - MASTER TRUST INFORMATION (Continued)

The following table presents the net appreciation in fair value of investments, interest income, and dividend income related to the Master Trust for the period from January 1, 2007 through August 31, 2007:

Net realized and unrealized appreciation (depreciation) in fair value:
ACCO Brands Corporation common stock	$(553,742)
Registered investment companies	11,994,558
Interest and dividend income	1,087,504

Total investment income of the Master Trust	$12,528,320

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006

Net assets available for benefits per financial statements	$234,859,854	$223,146,284
Deemed distributions for participant loans	(35,673)	(68,955)
Adjustment from contract value to fair value for investment in stable value fund	155,051	(132,113)
Rounding	6	—

Net assets available for benefits per the Form 5500	$234,979,238	$222,945,216

Year Ended
December 31, 2007

Increase in net assets available for benefits per the financial statements	$11,713,570
Change in difference between contract value and estimated fair value of investments in stable value fund	287,164
Deemed distribution of participant loans at end of year	(35,673)
Deemed distribution of participant loans at beginning of year	68,955
Rounding	6

Increase in net assets available for benefits per the Form 5500	$12,034,022

(Continued)

SUPPLEMENTAL SCHEDULE

ACCO BRANDS CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

Name of plan sponsor:  ACCO Brands Corporation

Employer identification number:  36-2704017

Three-digit plan number: 002

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,			(e)
	Borrower, Lessor	Rate of Interest, Collateral,	(d)		Current
(a)	or Similar Party	Par or Maturity Value	Cost		Value

		Mutual Funds
	Morgan Stanley	Morgan Stanley Inst. Fund Trust Core Plus		**	$14,899,591
	Davis NY	Davis NY Venture Fund, Inc. Class A		**	11,447,515
	Vanguard	Vanguard Institutional Index Fund		**	20,319,060
	T. Rowe Price	T. Rowe Price Capital Appreciation Fund		**	32,040,647
	Lazard	Lazard Emerging Markets Instl Shares		**	1,088,428
	Allianz	Allianz NFJ Dividend Value Fund		**	6,487,259
	Thornburg	Thornburg Core Growth Fund		**	3,347,408
	Wells Fargo	Wells Fargo Adv. Small Cap Value Fund		**	6,768,390
	Royce	Royce Value Plus Fund – Service Class		**	21,874,154
*	Fidelity Investments	Fidelity Contrafund®		**	27,183,761
*	Fidelity Investments	Fidelity Value Fund		**	8,724,086
*	Fidelity Investments	Fidelity Diversified International Fund		**	21,757,141
*	Fidelity Investments	Fidelity Small Cap Stock Fund		**	17,628
	T. Rowe Price	T. Rowe Price Retirement 2005 Fund		**	804,618
	T. Rowe Price	T. Rowe Price Retirement 2010 Fund		**	2,806,380
	T. Rowe Price	T. Rowe Price Retirement 2015 Fund		**	3,967,347
	T. Rowe Price	T. Rowe Price Retirement 2020 Fund		**	3,526,899
	T. Rowe Price	T. Rowe Price Retirement 2025 Fund		**	3,128,128
	T. Rowe Price	T. Rowe Price Retirement 2030 Fund		**	4,095,859
	T. Rowe Price	T. Rowe Price Retirement 2035 Fund		**	1,791,363
	T. Rowe Price	T. Rowe Price Retirement 2040 Fund		**	2,458,980
	T. Rowe Price	T. Rowe Price Retirement 2045 Fund		**	452,634
	T. Rowe Price	T. Rowe Price Retirement Income Fund		**	1,088,501

		Stable Value Fund
	Prudential Ins. Co. of America	Wrapper contract #GA-62068		**	—
	Prudential Trust Company	Institutional Enhanced Index Fixed Income Fund		**	27,171,701

		Common Stock
*	ACCO Brands Corp	ACCO Brands Corp common stock		**	2,456,088

		Cash Equivalents
*	Fidelity	Cash equivalents			74,869

		Participant Loans
*	Participant loans	4.00% - 11.00%, various maturity dates		**	4,478,961

					$234,257,396

*                 Denotes party-in-interest.

**          Participant-directed investment.  Cost basis disclosure not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCO Brands Corporation 401(k) Plan Administrative Committee

Date: June 26, 2008	By:	/s/ Steven Rubin
Steven Rubin, Senior Vice President,
Secretary and General Counsel of ACCO Brands Corporation, Committee

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm — Crowe Chizek and Company, LLC*

*                  Filed herewith